FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

Abbey National plc (“Abbey”)
17 June 2004

Abbey reaches agreement to sell its asset finance and leasing businesses to ING Lease (UK) Ltd

As another step in its non-core asset disposal programme, Abbey has entered into an agreement to sell its asset finance and leasing businesses to ING Lease (UK) Ltd (“ING”). These businesses are Asset Finance, Country Finance and Vendor Finance and predominantly provide specialist finance to the SME sector.

Within the SME sector, going forward, Abbey will focus upon business banking and commercial mortgages — areas that are more closely linked to Abbey’s core personal financial services business.

ING will pay a cash consideration for the businesses, which have a combined portfolio of approximately GBP 863 million 1. It is anticipated that 243 Abbey employees will transfer to ING upon completion. The deal is expected to complete at the end June 2004.

Ends

Notes

1. Total assets as at 31 May 2004.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 17 June 2004	By: /s/ Jonathan Burgess
Jonathan Burgess Head of Investor Relations